Exhibit 99.2

Wi-LAN Inc.

2014 Third Quarter

Unaudited Condensed Consolidated

Financial Results

Interim Report

2014 Third Quarter Financial Results

Financial statements

Wi-LAN Inc.

Condensed Consolidated Statements of Operations

(Unaudited)

(in thousands of United States dollars, except share and per share amounts)

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013

Revenue
Royalties	$24,576	$20,724	$76,209	$59,034

Operating expenses
Cost of revenue	17,639	25,671	46,741	71,116
Research and development	576	697	1,844	2,196
Marketing, general and administration	2,692	3,146	8,434	9,519
Foreign exchange loss (gain)	1,077	(825)	1,354	1,474
Total operating expenses	21,984	28,689	58,373	84,305
Earnings (loss) from operations	2,592	(7,965)	17,836	(25,271)
Investment income	124	170	402	553
Earnings (loss) before income taxes	2,716	(7,795)	18,238	(24,718)

Provision for (recovery of) income tax expense
Current	928	1,293	3,708	3,887
Deferred	2,163	(2,629)	5,337	(8,080)
	3,091	(1,336)	9,045	(4,193)
Net and comprehensive income (loss)	$(375)	$(6,459)	$9,193	$(20,525)

Earnings (loss) per share (Note 4)
Basic	$(0.00)	$(0.05)	$0.08	$(0.17)
Diluted	$(0.00)	$(0.05)	$0.08	$(0.17)

Weighted average number of common shares
Basic	120,211,493	120,701,944	120,065,487	121,154,330
Diluted	120,211,493	120,701,944	120,352,084	121,154,330

See accompanying notes to condensed consolidated financial statements

2014 Third Quarter Financial Results

Financial statements

Wi-LAN Inc.

Condensed Consolidated Balance Sheets

(Unaudited)

(in thousands of United States dollars)

	September 30, 2014	December 31, 2013
As at
Current assets
Cash and cash equivalents	$124,711	$130,394
Short-term investments	1,384	1,457
Accounts receivable	6,342	11,999
Prepaid expenses and deposits	1,476	592
	133,913	144,442

Loan receivable	1,214	1,075
Furniture and equipment, net	1,968	2,159
Patents and other intangibles, net	153,771	150,025
Deferred tax asset	21,539	26,876
Goodwill	12,623	12,623
	$325,028	$337,200

Current liabilities
Accounts payable and accrued liabilities	$19,515	$25,011
Current portion of patent finance obligation	20,042	19,480
	39,558	44,491

Patent finance obligation	30,635	32,552
Success fee obligation	4,703	7,048
	74,895	84,091

Commitments and contingencies (Note 7)

Shareholders' equity
Capital stock (Note 4)	426,062	425,238
Additional paid-in capital	15,892	14,635
Accumulated other comprehensive income	16,225	16,225
Deficit	(208,046)	(202,989)
	250,133	253,109
	$325,028	$337,200

See accompanying notes to condensed consolidated financial statements

2014 Third Quarter Financial Results

Financial statements

Wi-LAN Inc.

Condensed Consolidated Statements of Cash Flow

(Unaudited)

(in thousands of United States dollars)

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Cash generated from (used in)
Operations
Net earnings (loss)	$(375)	$(6,459)	$9,193	$(20,525)
Non-cash items
Stock-based compensation	502	979	1,719	3,118
Depreciation and amortization	9,046	7,662	26,187	20,881
Foreign exchange loss (gain)	651	351	651	(902)
Disposal of assets (gain) loss	(5)	78	1	78
Disposal of patents	-	-	-	46
Deferred income tax expense (recovery)	2,163	(2,629)	5,337	(8,080)
Accrued investment income	(47)	(40)	(139)	(118)
Change in non-cash working capital balances
Accounts receivable	(1,701)	(6,357)	5,657	(11,099)
Prepaid expenses and deposits	(124)	(98)	(884)	(465)
Payments associated with success fee obligation	(869)	(989)	(3,278)	(3,161)
Accounts payable and accrued liabilities	1,436	839	146	9,254
Cash generated from (used in) operations	10,677	(6,663)	44,590	(10,973)
Financing
Dividends paid	(4,510)	(4,848)	(13,359)	(13,949)
Common shares repurchased under normal course issuer bid	(297)	(2,934)	(423)	(5,846)
Common shares issued for cash on the exercise of options	52	-	696	478
Common shares issued for cash from Employee Share Purchase Plan	-	-	89	102
Cash used in financing	(4,755)	(7,782)	(12,997)	(19,215)
Investing
Sale of short-term investments	69	(30)	73	113
Purchase of furniture and equipment	(44)	(1,541)	(371)	(1,608)
Purchase of patents and other intangibles	(19,219)	(687)	(36,327)	(3,702)
Cash used in investing	(19,194)	(2,258)	(36,625)	(5,197)
Foreign exchange (loss) gain on cash held in foreign currency	(651)	(351)	(651)	902

Net cash and cash equivalents generated (used) in the period	(13,923)	(17,054)	(5,683)	(34,483)
Cash and cash equivalents, beginning of period	138,634	157,817	130,394	175,246
Cash and cash equivalents, end of period	$124,711	$140,763	$124,711	$140,763

See accompanying notes to condensed consolidated financial statements

2014 Third Quarter Financial Results

Financial statements

Wi-LAN Inc.

Condensed Consolidated Statement of Shareholders' Equity

(Unaudited)

(in thousands of United States dollars)

	Capital Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Deficit	Total Equity

Balance - December 31, 2012	431,067	11,074	16,225	(166,104)	292,262

Comprehensive loss:
Net loss	-	-	-	(18,093)	(18,093)
Shares issued:
Stock-based compensation expense	-	4,192	-	-	4,192
Exercise of stock options	721	(243)	-	-	478
Sale of shares under Employee Share Purchase Plan	196	-	-	-	196
Shares repurchased under normal course issuer bid	(6,746)	(388)	-	-	(7,134)
Dividends declared (Note 4)	-	-	-	(18,792)	(18,792)
Balance - December 31, 2013	$425,238	$14,635	$16,225	$(202,989)	$253,109

Comprehensive earnings:
Net earnings	-	-	-	9,193	9,193
Shares issued:
Stock-based compensation expense	-	1,719	-	-	1,719
Exercise of stock options	1,214	(518)	-	-	696
Sale of shares under Employee Share Purchase Plan	89	-	-	-	89
Shares repurchased under normal course issuer bid (Note 4)	(479)	56	-	-	(423)
Dividends declared (Note 4)	-	-	-	(14,250)	(14,250)
Balance - September 30, 2014	$426,062	$15,892	$16,225	$(208,046)	$250,133

See accompanying notes to condensed consolidated financial statements

2014 Third Quarter Financial Results

NOTES

Wi-LAN Inc.

NOTES TO Unaudited condensed CONSOLIDATED FINANCIAL STATEMENTS

Three and nine months ended September 30, 2014 and 2013

(in thousands of United States dollars, except share and per share amounts, unless otherwise stated)

1.	nature of business

Wi-LAN Inc. (“WiLAN” or the “Company”) is an intellectual property licensing company which develops, acquires, and licenses and otherwise enforces a range of patented technologies which are utilized in products in the communications and consumer electronics markets. The Company generates revenue by licensing its patents to companies that sell products utilizing technologies including: Wi-Fi, WiMAX, LTE, CDMA, DSL, DOCSIS, Bluetooth and V-Chip. The Company also generates revenue by licensing patent portfolios on behalf of its partners and, if necessary, the enforcement of their patented technologies.

2.	basis of presentation

The unaudited condensed consolidated financial statements of WiLAN include the accounts of WiLAN and its subsidiaries and have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) for interim financial information, including all normal recurring adjustments that are, in the opinion of management, necessary for a fair statement of the financial position, operations and cash flows for the interim periods. As the interim financial statements do not contain all the disclosures required in annual financial statements, they should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2013 and the accompanying notes. All inter-company transactions and balances have been eliminated.

Patent management costs, which had previously been classified as research and development, are now classified as cost of revenue and the prior year comparatives have been adjusted accordingly to conform to the current year’s presentation.

3.	Significant accounting policies

These unaudited condensed consolidated interim financial statements have been prepared following the same accounting policies disclosed in Note 2 of the Company’s audited consolidated financial statements and notes for the year ended December 31, 2013.

In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) No. 2014-9 “Revenue from Contracts with Customers.” The new accounting standards update requires an entity to apply a five step model to recognize revenue to depict the transfer of promised goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services, as well as, a cohesive set of disclosure requirements that would result in an entity providing comprehensive information about the nature, timing, and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. The standard becomes effective for reporting periods beginning after December 15, 2016, with no early adoption permitted. The Company is currently assessing the impact of this new standard.

4.	share capital

The Company paid quarterly cash dividends as follows:

	2014		2013
	Per Share	Total	Per Share	Total
1st Quarter	$0.040	$4,510	$0.035	$4,234
2nd Quarter	0.040	4,339	0.040	4,867
3rd Quarter	0.040	4,510	0.040	4,848
	$0.120	$13,359	$0.115	$13,949

2014 Third Quarter Financial Results	5

NOTES

Wi-LAN Inc.

NOTES TO Unaudited condensed CONSOLIDATED FINANCIAL STATEMENTS

Three and nine months ended September 30, 2014 and 2013

(in thousands of United States dollars, except share and per share amounts, unless otherwise stated)

The Company declared quarterly dividends as follows:

	2014	2013
1st Quarter	$0.040	$0.040
2nd Quarter	0.040	0.040
3rd Quarter	0.050	0.040

On May 27, 2014, the Company received regulatory approval to make a normal course issuer bid (“NCIB”) through the facilities of the Toronto Stock Exchange. Under the NCIB, the Company is permitted to purchase up to 11,676,510 common shares. The NCIB commenced on May 29, 2014 and is expected to be completed on May 28, 2015. The Company repurchased 135,000 common shares under the NCIB during the nine months ended September 30, 2014 for a total of $423.

The weighted average number of common shares outstanding used in the basic and diluted earnings per share (“EPS”) computation was:

	Three months ended September 30, 2014	Three months ended September 30, 2013	Nine months ended September 30, 2014	Nine months ended September 30, 2013
Basic weighted average common shares outstanding	120,211,493	121,225,490	119,991,276	121,384,394
Effect of options	-	-	306,108	-
Diluted weighted average common shares outstanding	120,211,493	121,451,967	120,297,384	121,451,967

For the three months ended September 30, 2014, the effect of stock options totaling 231,121 were anti-dilutive (three and nine months ended September 30, 2013 - 430,838 and 521,627, respectively).

5.	patent finance obligation

During the three months ended June 30, 2014, the Company acquired certain patents for future considerations while entering into a licensing agreement with the same counter-party. The obligation was based on an initial payment of $2,143, a $12,000 payment in July 2014 and, beginning August 2014, six quarterly payments of $2,143 using a discount rate of 4.75%. The discount rate is based on interest rates for secured term debt with fixed payments over a two year term.

The acquired patents were recorded at the fair value of $26,482. As at September 30, 2014, the current and long term portion of this obligation is $8,256 and $2,126, respectively.

6.	financial instruments

As of September 30, 2014, the Company held foreign exchange forward contracts totaling approximately $20,500 which mature at various dates through to June 2015. The foreign exchange forward contracts require the Company to sell U.S. dollars for Canadian dollars at prescribed rates. The Company uses quoted market prices for similar instruments in an active market and, therefore, the foreign exchange forward contracts are classified as Level 2 in the fair value hierarchy which resulted in the Company recording an unrealized foreign exchange loss of approximately $606 during the nine months ended September 30, 2014 related to the foreign exchange forward contracts held as at September 30, 2014.

Cash and cash equivalents, short-term investments, accounts receivables, accounts payable and accrued liabilities are short-term financial instruments whose carrying value approximates their fair value.

The Company considers the rates used to determine the carrying value of the patent finance obligation and loan receivable to be reflective of current rates and therefore their carrying value approximates their fair value.

2014 Third Quarter Financial Results	6

NOTES

Wi-LAN Inc.

NOTES TO Unaudited condensed CONSOLIDATED FINANCIAL STATEMENTS

Three and nine months ended September 30, 2014 and 2013

(in thousands of United States dollars, except share and per share amounts, unless otherwise stated)

7.	Commitments and contingencies

The Company, in the course of its normal operations, is subject to claims, lawsuits and contingencies. Accruals are made in instances where it is probable that liabilities may be incurred and where such liabilities can be reasonably estimated.

Management has evaluated the likelihood of an unfavourable outcome and determined that no amount should be accrued with respect to any outstanding matters.

In connection with the acquisition of certain patents and patent rights, the Company has agreed to future additional payments to the former owners of the respective patents or patent rights, based on future revenues (as defined in the respective agreements) generated as a result of licensing the respective patents or patent portfolios. For the nine months ended September 30, 2014, the Company has recorded $998 of contingent partner payments.

On December 16, 2013, the Company engaged the services of an external law firm to represent the Company in certain patent infringement litigations. Pursuant to this engagement, in consideration for a discounted fixed fee arrangement, the Company has agreed to pay the firm a success fee which is based on a percentage of proceeds received (as defined in the respective agreements) pursuant to future license agreements resulting from these patent infringement litigations. As at September 30, 2014, the success fees are not yet determinable because the total proceeds have not yet been determined and therefore no amounts have been accrued.

2014 Third Quarter Financial Results	7

Wi-LAN Inc.

303 Terry Fox Drive Suite 300

Ottawa, ON Canada

K2K 3J1

Tel:	1.613.688.4900
Fax:	1.613.688.4894
www.wilan.com